Exhibit 6

DÉCISION No: 2025-FS-1005443

No dossier SEDAR+: 06226627

Objet:	Grown Rogue International Inc. (l’« émetteur »)
Demande de dispense

Vu la demande présentée par l’émetteur auprès de l’Autorité des marchés financiers (l’« Autorité ») le 8 janvier 2025 (la « demande »);

Vu les articles 40.1 et 263 de la Loi sur les valeurs mobilières, RLRQ, c. V-1.1 (la « Loi »);

Vu le paragraphe 2.2(2) et l’article 19.1 du Règlement 41-101 sur les obligations générales relatives au prospectus, RLRQ, c. V-1.1, r. 14 (le « Règlement 41-101 »);

Vu la Loi, le Règlement 14-101 sur les définitions, RLRQ, c. V-1.1, r. 3, le Règlement 41-101, le Règlement 44-102 sur le placement de titres au moyen d’un prospectus préalable, RLRQ, c. V-1.1, r. 17 et les termes définis suivants:

« dispense permanente »: la dispense de l’obligation prévue à l’article 40.1 de la Loi et au paragraphe 2.2(2) du Règlement 41-101 d’établir une version française du prospectus et des suppléments établissant les placements au cours du marché;

« prospectus »: le prospectus préalable de base que l’émetteur prévoit déposer auprès de l’Autorité le ou vers le 22 janvier 2025, ainsi que toute version modifiée de celui-ci;

« suppléments établissant les placements au cours du marché »: les suppléments de prospectus préalable relatifs au prospectus qui établiront les placements au cours du marché;

Vu l’acte d’autorisation de signature de certains actes, documents ou écrits pris en vertu de l’article 24.1 de la Loi sur l’encadrement du secteur financier, RLRQ, c. E-6.1 et les pouvoirs délégués conformément à l’article 24 de cette même loi;

Vu la demande visant à obtenir la dispense permanente;

Place de la Cité, tour Cominar 2640, boulevard Laurier, bureau 400 Québec (Québec) G1V 5C1 Téléphone: 418 525-0337 Télécopieur: 418 525-9512 Numéro sans frais: 1 877 525-0337 www.lautorite.qc.ca	800, rue du Square-Victoria, bureau 2200 Montréal (Québec) H3C 0B4 Téléphone: 514 395-0337 Télécopieur: 514 873-3090

Vu les considérations suivantes:

1.	L’émetteur est un émetteur assujetti en Alberta, Colombie-Britannique, Ontario et Nouvelle-Écosse;

2.	L’émetteur compte effectuer un placement au cours du marché;

3.	Dans le cadre d’un placement au cours du marché, l’émetteur peut placer ses titres auprès de souscripteurs québécois;

4.	Un émetteur qui entend procéder au placement de ses titres au Québec est tenu d’établir un prospectus;

5.	Dans le cadre d’un placement au cours du marché, les souscripteurs acquièrent leurs titres directement sur le marché et l’émetteur est dispensé de leur remettre le prospectus;

6.	La version anglaise du prospectus et des suppléments établissant les placements au cours du marché sera déposée auprès de l’Autorité;

Vu les déclarations faites par l’émetteur.

En conséquence, l’Autorité accorde la dispense permanente à la condition que le prospectus et tout supplément relatif au prospectus autre que les suppléments établissant les placements au cours du marché soient établis en français et déposés auprès de l’Autorité avant que l’émetteur place des titres auprès de souscripteurs québécois dans le cadre d’un placement autre qu’au cours du marché.

Fait le 21 janvier 2025.

Patrick Théorêt

Directeur des opérations de financement